Exhibit 11

EXHIBIT 11—COMPUTATION OF EARNINGS PER SHARE

WHIRLPOOL CORPORATION AND SUBSIDIARIES

(all amounts in millions except earnings per share)

	2006	2005	2004
Basic:
Average Shares Outstanding	75.1	67.1	67.4
Net Earnings	$433	$422	$406

Net Earnings Per Share	$5.76	$6.30	$6.02

Diluted:
Average Shares Outstanding	75.1	67.1	67.4
Treasury Stock Method:
Stock Options	0.6	0.5	0.8
Stock Compensation Plans	0.8	0.7	0.7

Average Shares Outstanding	76.5	68.3	68.9

Net Earnings	$433	$422	$406
Diluted Earnings	$433	$422	$406

Diluted Earnings Per Share	$5.67	$6.19	$5.90